Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

The following is the script for a video posted to Aon’s intranet on July 12, 2010.

Greg Case / Russ Fradin Video Script to Aon Colleagues

Colleagues, this is an historic moment in the history of our firm. I am very excited to talk to you today about the agreement to merge our consulting business with Hewitt Associates and create what I believe will be the world’s foremost authority in human capital solutions – Aon Hewitt.

I want to applaud the work you have done over the past few years to take our firm to the heights it has achieved in terms of building our brand and raising customer satisfaction levels to well above 90 percent. It has been a tremendous journey, but the path before us still presents equally tremendous opportunity.

As you may know, we have been laser-focused on becoming the pre-eminent professional services firm in the two most important areas affecting our clients and the global economy – risk and people.

Over the past five years we have pursued both organic revenue growth and acquisitions to strengthen our position. At the same time, we have watched and admired the growth and leadership that Hewitt has demonstrated in the human capital space. Their commitment to clients, their focus on getting the best talent, and the strength of their brand; their values have taken their firm to new heights in the industry.

We share many of those same values: a desire to serve our clients with distinction, a desire to be the destination for the best talent, and the desire to achieve operational excellence on behalf of our stakeholders. That is why Hewitt has long been seen by Aon as the preferred partner in this space.

And I am very pleased to tell you that Russ Fradin, chairman and CEO of Hewitt Associates, has agreed to take on the role of chairman and CEO of Aon Hewitt. Russ…

Thank you, Greg. I am very honored to have the opportunity to introduce myself today and to become part of Aon’s global team.

This merger makes sense to Hewitt because we share many of your same values and because the complementary nature of our current businesses made this union an ideal fit.

United as Aon Hewitt, I believe we can offer our clients an even broader range of products in many more places where our clients do their business. We will have a larger critical mass in some consulting practices that we both intended to grow and we will have greater scale that will allow Aon Hewitt to compete on large global projects with the world’s premier companies.

So I am very excited about the opportunities this merger holds for both of our firms and for our respective teams, and I am very much looking forward to working with Greg and our combined teams to make this merger a success for our clients, our shareholders, and for our combined team of colleagues and associates.  Greg…

Thanks Russ.

Colleagues, the economic and strategic rationale for this merger is exceptionally strong:

•              Our overall strategic position will be significantly enhanced

•              Aon Hewitt will become the unsurpassed leader in human capital solutions on a global basis

•              The opportunity for cross-selling across all of our business lines is both proven and substantial, and

•              It will give us the opportunity to strengthen the capability of individual client teams that will serve both our clients and team members well

I see this merger as a tremendous opportunity for our Aon colleagues. The new Aon Hewitt will help us to shape the next generation of our firm and help us create an organization second to none in HR consulting and outsourcing.

The new organization will allow us to expand career and professional development opportunities in consulting services, benefits administration and HR business process outsourcing.

Now a lot of the questions you may have today or in the next few days we will not be able to answer because of the strict securities regulations we must adhere to prior to the closing of the transaction.

But let me assure you. The retention and engagement of our collective talent is very critical to the ongoing success of the new entity. We have already begun to define the process we will use to map out our capabilities and determine the right organizational structure for the new organization.

And we are equally committed to communicating with you on a regular and ongoing basis so that you know of the steps we are taking as we take them. We will be as transparent and open with you as we can be.

I hope you will take the time to learn about our friends at Hewitt. I think you will see they represent an exciting company with shared values and a clear vision for the future.

I believe this merger will put Aon further along in our journey to become the pre-eminent professional services firm focusing on risk and people, and I look forward to continuing to work with all of you in achieving that goal.

Thank you.